PRESS RELEASE

BLACK MOUNTAIN CAPITAL CORPORATION
1255 West Pender Street
Vancouver, British Columbia
V6E 2V1

COMPANY UPDATE

Vancouver, British Columbia: March 13, 2007. Black Mountain Capital Corporation (”Black Mountain”) (TSX-V: BMM.U, OTCBB: BMMUF) is pleased to announce that it has entered into an option agreement with DIAGNOS Inc. (“DIAGNOS”) (Venture TSX:ADK) to acquire 100% interest in two prospective Nickel properties in the Abitibi region of Quebec.

The projects consist of 75 claims covering approximately 3,200 acres of terrain in a region with 2 significant Nickel deposits and 1 past-producing mine. The later include the 300 million ton, 0.34% Ni Dumont Nickel deposit, the 59,000 ton, 0.68% Cu, 0.31% Ni Wendell deposit and the 700,000 ton, 2.25% Marbridge mine. The Vassan Nickel project is extremely prospective for the discovery of significant copper mineralization given that it lies at the northern extremity of a North-South Trending Nickel rich till train, similar to the one that descends from the Marbrige mine site. Nickel values in the till ranged from 300 to 650ppm. The Amos Nickel project is equally prospective as it lies along strike of the Dumont deposit and within 2km of several historical drill holes that recovered approximately 0.15% Ni over 40+ meters.

Black Mountain will pay DIAGNOS a sum of $45,000 CDN for each of the two properties ($90,000 CDN total).  Furthermore, for each property upon which an economic discovery is made, a bonus of $70,000 in shares and a 2% NSR (Net Smelter Return) will be issued to DIAGNOS. Black Mountain can acquire 1% of the NSR for $1,000,000 CDN.

DIAGNOS will assist Black Mountain to find targets by using the CARDS (Computer Aided Resource Detection Software) technology to identify the sites having the same signature as known mines and deposits.  Moreover, Black Mountain will have the option to acquire several additional properties from DIAGNOS in Quebec.

For further information contact:

Black Mountain Capital Corporation
Navchand Jagpal, President and Secretary
Tel: (604) 443-5002

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.